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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       SEC File Number
                              WASHINGTON, DC 20549                  0-18786
                                  FORM 12B-25
                                                                  CUSIP Number


                          NOTIFICATION OF LATE FILING

  (Check One)    /x/ Form 10-K    / / Form 20-F    / / Form 11-K  / /  Form 10-Q
/ / Form N-SAR

For Period Ended:  December 31, 1996

                   -------------------------------------------------------------

/ /  Transition Report on Form 10-K     / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F     / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant   PICO Holdings, Inc.
                        ________________________________________________________

Former name if applicable  N/A
                         _______________________________________________________

Address of principal executive office (street and number) 875 Prospect Street
                                                          Suite 301
                                                         _______________________

City, State and Zip Code  La Jolla, CA 92037
                         _______________________________________________________

                       PART II.  RULE 12B-25(b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.
   Installation of upgrade to accounting system has caused a delay.




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                          PART IV.  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

Gary W. Burchfield                  (619)                         456-6022
--------------------------------------------------------------------------
       (Name)                    (Area code)           (Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              /X/ Yes  / / No
  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            /X/ Yes  / / No

  If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              PICO Holdings, Inc.
--------------------------------------------------------------------------
                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 1997                     By:  /s/ Gary W. Burchfield
     ------------------                     -----------------------
                                    Title:  Chief Financial Officer
                                            and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sec 232.201 or sec 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec 232.13(b) of this chapter).

                                       2
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                              PICO HOLDINGS, INC.

                           ATTACHMENT TO FORM 12B-25


PART III - NARRATIVE
--------------------

        Since the Registrant's November 1996 merger with Physicians Insurance Company of Ohio (the "Merger"), the Registrant has been working to integrate the two companies in an efficient and effective manner. The combination of the companies has involved the integration of, among other things, the companies' respective product offerings and management information systems. The difficulties of such integration has been increased by the necessity of coordinating geographically separated organizations. The Registrant is in the process of relocating much of its executive management from Physicians Insurance Company of Ohio's offices in Pickerington, Ohio to the Registrant's new corporate offices located in La Jolla, California. Additionally, the integration of certain operations has required the dedication of management resources which has temporarily distracted attention from the day-to-day business of the combined companies. The Registrant was delayed in completing the preparation of its 1996 financial statements and Form 10-K. The delay in completion of the financial statements and Form 10-K did not permit the Registrant's auditors, Coopers & Lybrand, L.L.P. sufficient time for completion of their work. The statement of Coopers & Lybrand, L.L.P. required by Rule 12b-25(c) is attached hereto.


PART IV - OTHER INFORMATION
---------------------------

        (3) For the reasons described in the Part III - Narrative, above, the Registrant's operations changed significantly in 1996 as a result of the merger. However, as a result of the factors set forth above in Part III, -Narrative, the Registrant cannot currently estimate its results of operations for 1996.
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PICO Holdings Inc.:

We have read PART III -- NARRATIVE of this Form 12b-25 of PICO Holdings, Inc. (the Company), and concur with the reasons stated therein regarding our inability to complete our audit of the Company's consolidated financial statements for the year ended December 31, 1996 prior to March 31, 1997, the date for timely filing of the Company's Form 10-K.


COOPERS & LYBRAND, L.L.P.


San Diego, California
March 31, 1997